EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

NAME	JURISDICTION OF INCORPORATION
2864552 Ontario Inc.	Ontario, Canada
2864555 Ontario Inc.	Ontario, Canada
Peraso Tecnologies Inc.	Ontario, Canada